FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release	March 10, 2008

Italy’s Fiave Launches Premium Brand Natural Products with Reducol™

~First Brand Name Product Launch in Europe~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI, NASDAQ:FMTI or NASDAQ:FMTID) today announced that Fiave of Italy, one of the country’s premium dairy producers, has launched a yogurt drink containing Forbes’ cholesterol-lowering ingredient, Reducol™. The launch marks the first brand name product launch in Europe featuring Reducol™.

“Fiave’s history of producing some of Italy’s finest dairy products, combined with their existing distribution channels, makes them an ideal partner to help us continue to build the Reducol™ brand,” said Charles Butt, President and CEO of Forbes Medi-Tech. “Our strength in customer service and product development culminating in this product launch, is a clear example of our ability to meet the needs of consumers in all categories, including the growing functional foods products marketplace.”

The premium brand yogurt will be distributed to major food retailers in Italy. Fiave has invested significant time and capital in advanced technology machinery and a state of the art plant to support the launch of Reducol™ based products. Once distribution has been established in Italy, Fiave will look to expand availability to other European customers.

“We are committed to building a futuristic dairy specialized in functional food with applications in a variety of products such as yogurt and Italian cheeses,” said Giorgio Gosetti, General Manager of Fiave. “Combining Reducol™ and our premium products will provide consumers with both great tasting products and unique health benefits.”

Fiave will provide a regular supply of high quality, Non-GMO milk from the region of Trentino for the yogurt drink. In addition to the products distinct advantages, full online traceability of the products through Farmtrack® at www.farmtrack.info will provide professionals and consumers alike with thorough information of what they are eating and where they originate.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Fiave

Founded in 1892 by a group of milk stock farmers of Fiave, the first production core consisted of a time-share cheese factory. In a private-room, each provider in turn processed his own milk and that of the other providers, taking home his daily output of cheese and butter. The transformation into a cooperative occurred in 1948. Since then, the cheese factory has gradually acquired, by spontaneous membership, milk producers coming from the areas and villages of the Giudicarie valleys and has also aggregated other cooperatives working in the same sector. The numerical growth of the provider partners and the continuous increase in quantity of milk produced on the one hand has brought about the need to expand the original structure, and on the other has allowed to collect under a single company name different types of experiences and of products but of high added value. There are 230 farms associated in the cooperative.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

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For more information, please contact:

Forbes Investor Relations Telephone: (604) 681-8976 E-mail: ir@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Fiave for the information about Fiave provided in this News Release and the Company disclaims any liability with respect to such information.  Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website.  This News Release contains forward-looking statements and information regarding Reducol™, products incorporating Reducol™, and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “look to expand”, “committed to building”, “strategy” and “vision”.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including  the Company’s need for funding in the near term, the availability and sufficiency of which is not assured; market risks; intellectual property risks; manufacturing risks; product liability and insurance risks;  the need for performance by Fiave and its customers; the effect of competition; changes in business strategy or development plans; uncertainty whether the Company will realize its strategies and vision; and other risks and uncertainties, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S. at www.sedar.com and at www.sec.gov , any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those assumptions, beliefs, opinions or expectations, or other circumstances change.